FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 REPORT OF FOREIGN ISSUER

 Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2016

 UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ T.E. LOVELL By T.E. LOVELL SECRETARY

Date: 24 February 2016

                                         EXHIBIT INDEX
                                         -------------

EXHIBIT NUMBER        EXHIBIT DESCRIPTION
99                                    Notice to London Stock Exchange dated 24 February 2016
                                        Notification of a Change to the Boards

Exhibit 99

Unilever N.V. and Unilever PLC Announcement

Notification of a Change to the Boards

UNILEVER ANNOUNCES NEW CHAIRMAN

Dr. Marijn Dekkers to succeed Michael Treschow in April 2016

Unilever today announced that it is proposed that Dr. Marijn Dekkers, one of Europe's leading global business figures, will succeed Michael Treschow as Chairman of Unilever N.V. and Unilever PLC.  He will be nominated for election to the Boards at the Annual General Meetings in April 2016.

Dr. Dekkers is currently Chief Executive Officer of Bayer AG and, as announced by Bayer AG earlier today, he will step down from this role at the end of April.

Michael Treschow will retire from Unilever at the 2016 AGMs after having served Unilever's usual maximum tenure of nine years as Chairman. He joined the Unilever Boards in 2007 and was the first independent, non-executive Chairman of Unilever.

Michael Treschow said: "Marijn Dekkers is a highly successful businessman with a formidable track record gained in some of the world's most competitive industries. I have no doubt that Unilever will greatly benefit from his knowledge, international experience and his strong belief in driving business growth responsibly and in the long term."

Marijn Dekkers said: "I am honoured to have been invited by the Boards to become Unilever's Chairman and to help contribute to the purpose, vision and strategy of this Group. It is a great business, with great brands and an unequalled global reach. I know Paul Polman as an outstanding global leader and he and I are looking forward immensely to working together in the future."

Ann Fudge, Vice-Chairman and Senior Independent Director said: "The Boards of Unilever are delighted to make this appointment. Our Nomination and Corporate Governance Committee conducted a thorough search. We set the bar high and I'm delighted our efforts have yielded such an excellent result.

The Boards would also like to pay special tribute to Michael and the significant contribution he has made. Under his leadership Unilever has undergone one of its most successful periods in its history and he leaves the business well placed in its transformation journey. His strong leadership and commitment to sustainability and building long term profitable growth have been hallmarks of his Chairmanship and we wish him well in the years ahead."

Unilever also announced that in addition to Michael Treschow, Hixonia Nyasulu will be retiring from the Unilever Boards at the conclusion of the 2016 AGMs having also served for nine years.

Michael Treschow said: "I would like to thank Hixonia for her contribution as a Unilever Non-Executive Director. She has brought invaluable experience to the Unilever Boards and been a great source of advice and guidance for the business, in particular in relation to Africa and her role on the Audit Committee. She leaves with the best wishes of us all."

It is proposed that Strive Masiyiwa and Prof. Youngme Moon join the Boards as Non-Executive Directors. They will be nominated for election to the Boards at the 2016 AGMs. As previously announced it is also proposed that Graeme Pitkethly will be nominated for election to the Boards as an Executive Director in the role of Chief Financial Officer at the 2016 AGMs.

Strive Masiyiwa is the founder and executive chairman of global telecommunications group Econet Wireless and Youngme Moon, is senior associate dean for strategy and innovation, as well as the Donald K. David Professor of Business Administration at Harvard Business School.

Michael Treschow said: "I am delighted that Strive Masiyiwa and Youngme Moon have agreed to join the Boards as Non-Executive Directors.  They will bring, in addition to their distinguished international business and marketing experiences, unique perspectives into the impact technology, particularly digital, is having on new business models for the future both in the developed and developing world."

The following Directors will offer themselves for re-election at the 2016 AGMs: Nils Andersen, Laura Cha, Vittorio Colao, Louise Fresco, Ann Fudge, Judith Hartmann, Mary Ma, Paul Polman, John Rishton and Feike Sijbesma.

24 February 2016

Biographies:

Dr. Marijn Dekkers
Nationality: Dutch and U.S. citizenship. Born: 1957
Dr. Dekkers joined Bayer AG on 1 January 2010 and became Chief Executive Officer of Bayer AG on 1 October 2010.

Having studied chemistry and chemical engineering Dr. Dekkers began his professional career in 1985 as a scientist at the corporate research centre of General Electric in the United States, gaining experience in various units of the company before joining AlliedSignal (subsequently Honeywell International Inc.) in 1995. In 2000 Dr. Dekkers became Chief Operating Officer of Thermo Electron Corporation, the world's leading manufacturer of laboratory instruments (later renamed Thermo Fisher Scientific Inc.) and in 2002 he became this company's President and CEO.

Dr. Dekkers currently serves on the Board of Directors of General Electric in the United States. In September 2014, he took over the two-year presidency of the German Chemical Industry Association (VCI), Frankfurt. He is also a Vice President of the Federation of German Industry (BDI), Berlin.

Strive Masiyiwa
Nationality: Zimbabwean. Born: 1961
Mr Masiyiwa is the founder and executive chairman of global diversified telecommunications group Econet Wireless. Also, through Econet's subsidiaries, the Group funds one of the largest scholarship programs for orphan and vulnerable children in Africa, run by the Higherlife Foundation. Mr Masiyiwa currently serves on a number of international boards including the Rockefeller Foundation, the Global Advisory Board of the Council on Foreign Relations, the Africa Progress Panel, and recently took over the chairmanship of the Alliance for a Green Revolution in Africa (AGRA) and the Micronutrient Initiative. He is a juror of the Hilton Foundation's Humanitarian Prize. He is also one of the founders of the global think tank known as the Carbon War Room.

Prof. Youngme Moon
Nationality: American. Born: 1964

Professor Moon is senior associate dean for strategy and innovation, as well as the Donald K. David Professor of Business Administration, at Harvard Business School ('HBS'). At HBS, she has also served as chair and senior associate dean for the MBA Program.  Prior to HBS, Professor Moon was professor at the Massachusetts Institute of Technology from 1997 to 1998. Professor Moon currently serves on the board of directors of Avid Technology, Rakuten and The Honest Company, and she is a former member of the board of Governors for the American Red Cross.

ENQUIRIES

Media: UK +49 17 3204 6365	merlin.koene@unilever.com	Investors: Investor Relations Team +44 20 7822 6830 investor.relations@unilever.com

-ends-

About Unilever:

Unilever is one of the world's leading suppliers of Food, Home and Personal Care products with sales in over 190 countries and reaching 2 billion consumers a day. It has 169,000 employees and generated sales of €53.3 billion in 2015. Over half (58%) of the company's footprint is in developing and emerging markets. Unilever has more than 400 brands found in homes around the world, including Persil, Dove, Knorr, Domestos, Hellmann's, Lipton, Wall's, PG Tips, Ben & Jerry's, Marmite, Magnum and Lynx.

Unilever's Sustainable Living Plan (USLP) commits to:

•           Decoupling growth from environmental impact.
•           Helping more than a billion people take action to improve their health and well-being.
•           Enhancing the livelihoods of millions of people by 2020.

Unilever was ranked number one in its sector in the 2015 Dow Jones Sustainability Index. In the FTSE4Good Index, it achieved the highest environmental score of 5. It led the list of Global Corporate Sustainability Leaders in the 2015 GlobeScan/SustainAbility annual survey for the fifth year running, and in 2015 was ranked the most sustainable food and beverage company in Oxfam's Behind the Brands Scorecard.

Unilever has been named in LinkedIn's Top 3 most sought-after employers across all sectors.

For more information about Unilever and its brands, please visit www.unilever.com. For more information on the USLP: www.unilever.com/sustainable-living/

SAFE HARBOUR
This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the "Group"). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Group's Annual Report on Form 20-F for the year ended 31 December 2015 and the Annual Report and Accounts 2015.